FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Groch James R. (Last) (First) (Middle) 101 West Elm Street, Suite 400 (Street) Conshohocken, Pennsylvania 19428 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Trammell Crow Company (NYSE: “TCC”) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year March 5, 2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

  X  Officer (give title below)

      10% Owner

      Other (specify below)

 President, Strategy and Corporate Development

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	3/05/2003		A		100,000	A		165,203(1)	D
Common Stock								14,313	I	By James R. Groch Grantor Retained Annuity Trust

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$13.90	5/24/2002						(2)	5/24/2009	Common Stock	65,000		65,000	D
Stock Option (right to buy)	$10.20	5/25/2001						(3)	5/25/2008	Common Stock	80,000		80,000	D
Stock Option (right to buy)	$11.437	3/8/2000						(4)	3/8/2010	Common Stock	50,000		50,000	D
Stock Option (right to buy)	$17.875	5/18/1999						(5)	5/18/2009	Common Stock	15,000		15,000	D
Stock Option (right to buy)	$17.437	5/5/1999						(6)	5/5/2009	Common Stock	13,147		13,147	D
Stock Option (right to buy)	$18.062	2/18/1999						(7)	2/18/2009	Common Stock	17,313		17,313	D
Stock Option (right to buy)	$17.50	11/24/1997						Immed.	11/24/2007	Common Stock	20,305		20,305	D

Explanation of Responses:
(1)            Includes a restricted stock award granted on 3/5/2003 of 100,000 shares vesting 40% on 3/5/2005, 20% on 3/5/2006, 20% on 3/5/2007 and 20% on 3/5/2008.

(2)            The options vest in four equal annual installments beginning 5/24/2003.

(3)            The options vest in four equal annual installments beginning 5/25/2002.

(4)            The options vest in four equal annual installments beginning 3/8/2001.

(5)            The options vest in three equal annual installments beginning 5/18/2002.

(6)            The options vest in four equal annual installments beginning 5/5/2000.

(7)            The options vested in three equal annual installments beginning 2/18/2000.

James R. Groch

/s/ J. CHRISTOPHER KIRK ** J. Christopher Kirk, Attorney-in-fact	3/5/2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

Power of Attorney

Know all by these presents, that the undersigned hereby constitutes and appoints each of Robert E. Sulentic, Derek R. McClain, J. Christopher Kirk and Mike Swain, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1)                                  execute for and on behalf of the undersigned Forms 3, 4, and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)                                  do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4, or 5, complete and execute any amendment or amendments thereto, file that Form with the United States Securities and Exchange Commission and any stock exchange or similar authority, and provide a copy as required by law or advisable to such persons as the attorney-in-fact deems appropriate; and

(3)                                  take any other action of any type whatsoever in connection with the foregoing that, in the opinion of the attorney-in-fact, may be of benefit to, in the best interest of, or legally required of the undersigned, it being understood that the documents executed by the attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as the attorney-in-fact may approve in the attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that the attorney-in-fact, or the attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, and their substitutes, in serving in such capacity at the request of the undersigned, are not assuming, nor is Trammell Crow Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

The undersigned agrees that each such attorney-in-fact may rely entirely on information furnished orally or in writing by or at the direction of the undersigned to the attorney-in-fact.  The undersigned also agrees to indemnify and hold harmless Trammell Crow Company and each such attorney-in-fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omissions of necessary facts in the information provided by or at the direction of the undersigned, or upon the lack of timeliness in the delivery of information by or at the direction of the undersigned, to that attorney-in-fact for purposes of executing, acknowledging, delivering or filing any Form 3, 4 or 5 (including any amendment thereto) and agrees to reimburse Trammell Crow Company and the attorney-in-fact on demand for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by Trammell Crow Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the date written below.

/s/ JAMES R. GROCH
Signature

James R. Groch
Print Name

2/20/03
Date